SoCal Harvest, Inc.

6755 Mira Mesa Blvd., Ste 123 #187

San Diego CA 92121

Theresa Brillant

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SoCal Harvest, Inc.

Registration Statement on Form S-1

Filed June 17, 2019

File No. 333-232156

Dear Ms. Brillant,

This letter sets forth the response of SoCal Harvest, Inc. (“HARV” or the “Company”) to the Staff’s comment letter received August 5, 2019. Further, we have filed an Amendment No. 2 to the Registration Statement on Form S-1 filed August 5, 2019, to address the comments as referenced in our responses below.

Amended Form S-1 filed July 25, 2019

Exhibits

1. We note that exhibit 10.5 indicates a promissory note of $10,000 issued on November 20, 2017. Please reconcile this with disclosures in your prospectus on pages F-10 and F-22 referencing a $5000 promissory note on November 20, 2017 and your balance sheet, which indicates $5000 and $15,000 notes payable to related parties at December 31, 2018 and March 31, 2019, respectively.

Response: The Company has corrected exhibit 10.5 in order to correctly state that the promissory note was in the amount of $5,000.

Yours Truly,

/s/ Mark Botsford

Mark Botsford

President

SoCal Harvest, Inc.